(a)(1)(C)

Offer to Purchase for Cash

by

Herbalife Ltd.

of

Common Shares

of

Herbalife Ltd.

for

an Aggregate Cash Purchase Price of Up to $600 Million

at

a Cash Purchase Price Not Greater Than $108.00 nor Less Than $98.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, MAY 16, 2018, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”)

April 18, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Whereas Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company,” “we,” or “us”), is offering to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $600 million and at a per share price not greater than $108.00 nor less than $98.00, net to the seller in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 18, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

Upon the terms and subject to the conditions of the Offer, we will purchase common shares properly tendered and not properly withdrawn for an aggregate Cash Purchase Price (as defined in the Offer to Purchase) of up to $600 million, constituting approximately 6.9% of the total number of outstanding common shares as of the close of trading on April 16, 2018 (assuming the Company acquires common shares pursuant to this Offer at the lowest possible Cash Purchase Price of $98.00 per share, as adjusted for any stock split). The Cash Purchase Price will be the lowest price per share not greater than $108.00 nor less than $98.00 per share (in multiples of $0.25), as adjusted for any stock split, at which shares have been properly tendered in the Offer that will enable us to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to purchase all the shares that are properly tendered. In accordance with the rules of the SEC, we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Offer. See Section 1 of the Offer to Purchase.

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018), when the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to reflect the increased number of common shares outstanding on a post-split basis. See Section 8 of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to “shares” shall refer to the common shares and all references to “shares properly tendered” shall refer to “shares properly tendered and not properly withdrawn in the Offer.”

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated April 18, 2018;

2.	Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients; and

3.	Form of letter that you may send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

The Offer is not conditioned upon the receipt of financing. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on May 16, 2018, unless the offer is extended.

Under no circumstances will we pay interest on the Cash Purchase Price of the shares, including but not limited to, by reason of any extension of, or amendment to the Offer or any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7 of the Offer to Purchase.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for reasonable and necessary costs and expenses, such as customary mailing and handling expenses, incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, to its purchase of shares pursuant to the Offer, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary and Paying Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.